東京青山・青木・狛法律事務所

[redacted]

08000923

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FILE NO. 082-04861

February 14, 2008

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following English translation of the documents published by the Company in Japan.

- Brief Statement of Financial and Operating Results for the Third Quarter of the Year Ending March 31, 2008 (dated February 4, 2008);
- Notice of Determination of the Matters Concerning the Acquisition by the Company of its Own Shares and Determination of the Matters Concerning the Cancellation by the Company of its Own Shares (dated February 4, 2008) and
- Notice of Notice of Distribution of Retained Earnings (dated February 4, 2008).

Yours very truly,

PROCESSED
FEB 2 7 2008
THOMSON
FINANCIAL

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Excerpt translation)

BRIEF STATEMENT OF FINANCIAL AND OPERATING RESULTS FOR THE THIRD QUARTER OF THE YEAR ENDING MARCH 31, 2008

February 4, 2008

Name of the Company:	MegaChips Corporation
Listing:	1st Section, Tokyo Stock Exchange
Code number:	6875
URL:	http://www.megachips.co.jp/
Representative:	Shigeki Matsuoka President and CEO (Representative Director)
Person to contact:	Tetsuo Hikawa Director and General Manager of Corporate Control Division
Scheduled date of payment of dividends:	-

1. Consolidated operating results for the third quarter of the year ending March 31, 2008 (April 1, 2007 through December 31, 2007):

(Figures are indicated by discarding fractions of one million yen)

(1) Consolidated operating results

(The percentages indicate the rates of increase or decrease from the first quarter of the previous fiscal year.)

	Third quarter ended December 31,		Year ended March 31
	2007	2006	2007
Net sales	¥40,079 million (21.4%)	¥33,019 million (47.7%)	¥44,696 million
Operating income	¥2,788 million (16.8%)	¥2,386 million (83.3%)	¥2,920 million
Ordinary income	¥2,697 million (14.1%)	¥2,364 million (80.9%)	¥2,869 million
Net income	¥2,167 million (75.3%)	¥1,236 million (82.5%)	¥1,519 million
Net income per share	¥87.46	¥49.92	¥61.34
Fully diluted earnings per share	¥87.09	¥49.61	¥61.07

(2) Consolidated financial condition

	Third quarter ended December 31,		Year ended March 31
	2007	2006	2007
Total assets	¥42,505 million	¥32,875 million	¥32,342 million
Net assets	¥22,844 million	¥18,069 million	¥19,693 million
Net worth ratio	53.7%	55.0%	60.9%
Net assets per share	¥921.61	¥729.34	¥794.84

(3) Consolidated cash flow condition

	Third quarter ended December 31,		Year ended March 31
	2007	2006	2007
Cash flows from operating activities	(¥7,080 million)	(¥7,445 million)	(¥1,919 million)
Cash flows from investing activities	(¥1,374 million)	(¥491 million)	(¥660 million)
Cash flows from financing activities	¥7,571 million	¥6,631 million	¥2,633 million
Cash and cash equivalents at the end of the period	¥3,827 million	¥3,370 million	¥4,737 million

2. Dividends:

	(Record date)	Year ended March 31, 2007	Year ending March 31, 2008	Year ending March 31, 2008 (forecast)
Dividend per share:	First quarter-end	-	-	
	Interim period-end	-	-	
	Third quarter-end	-	-	
	Year-end	¥18.00		Undecided
	Annual	¥18.00	Undecided	Undecided

3. Forecast of consolidated operating results for the year ending March 31, 2008 (April 1, 2007 through March 31, 2008):

(The percentages indicate the rates of increase or decrease from the previous fiscal year.)

	Whole-year period	
Net sales	¥55,800 million	24.8%
Operating income	¥3,600 million	23.3%
Ordinary income	¥3,600 million	25.5%
Net income	¥2,650 million	74.4%
Net income per share	¥106.91	

* Note on the forecast of operating results:

The above forecast is made based on the information available to management as of the date hereof and the assumptions as of the date hereof as to uncertain factors that may affect the operating results in the future. The actual results may change materially depending on various factors in the future.

CONSOLIDATED FINANCIAL STATEMENTS (Summary)

(1) Consolidated Balance Sheets (Summary)

(thousands of yen)

	Third quarter ended December 31, 2006 (as at December 31, 2006)	Third quarter ended December 31, 2007 (as at December 31, 2007)	Increase or decrease		Year ended March 31, 2007 (as at March 31, 2007)
	Amount	Amount	Amount	Ratio (%)	Amount
ASSETS					
I. Current assets					
1. Cash and deposits	3,370,780	3,827,327	456,547	13.5	4,737,569
2. Trade notes and trade accounts receivable	21,506,396	26,489,354	4,982,957	23.2	18,316,089
3. Inventories	2,639,465	2,243,055	(396,410)	(15.0)	2,357,514
4. Others	615,560	463,400	(152,160)	(24.7)	630,501
Allowance for doubtful receivables	(518)	(747)	(228)	44.1	(1,448)
Total current assets	28,131,684	33,022,390	4,890,705	17.4	26,040,227
II. Fixed assets					
1. Tangible fixed assets	154,748	189,166	34,418	22.2	160,709
2. Intangible fixed assets	172,312	172,716	404	0.2	154,356
3. Investments and other assets					
(1) Investment securities	3,140,429	6,082,416	2,941,986	93.7	4,643,485
(2) Long-term prepaid expenses	-	2,304,441	2,304,441	-	-
(3) Others	1,276,497	734,468	(542,029)	(42.5)	1,343,439
Total investments and other assets	4,416,926	9,121,326	4,704,399	106.5	5,986,924
Total fixed assets	4,743,987	9,483,208	4,739,221	99.9	6,301,989
TOTAL ASSETS	32,875,672	42,505,599	9,629,927	29.3	32,342,216
LIABILITIES					
I. Current liabilities					
1. Trade accounts payable	3,341,380	4,285,667	944,286	28.3	4,640,965
2. Short-term loans payable	10,000,000	12,000,000	2,000,000	20.0	4,000,000
3. Accrued corporate income taxes	771,511	428,279	(343,232)	(44.5)	968,980
4. Others	648,468	855,912	207,444	32.0	836,239
Total current liabilities	14,761,361	17,569,860	2,808,498	19.0	10,446,184
II. Fixed liabilities					
1. Long-term debts	-	2,000,000	2,000,000	-	2,000,000
2. Others	44,792	91,618	46,825	104.5	202,464
Total fixed liabilities	44,792	2,091,618	2,046,825	4,569.5	2,202,464
TOTAL LIABILITIES	14,806,154	19,661,478	4,855,324	32.8	12,648,648

(thousands of yen)

	Third quarter ended December 31, 2006 (as at December 31, 2006)	Third quarter ended December 31, 2007 (as at December 31, 2007)	Increase or decrease		Year ended March 31, 2007 (as at March 31, 2007)
	Amount	Amount	Amount	Ratio (%)	Amount
NET ASSETS					
I. Shareholders' equity					
1. Capital	4,840,313	4,840,313	-	-	4,840,313
2. Additional paid-in capital	6,181,300	6,181,300	-	-	6,181,300
3. Retained earnings	8,214,637	10,214,954	2,000,316	24.4	8,497,051
4. Treasury stock	(1,885,796)	(1,866,621)	19,174	(1.0)	(1,883,049)
Total shareholders' equity	17,350,455	19,369,946	2,019,490	11.6	17,635,616
II. Revaluation and exchange differences, etc.					
1. Revaluation difference of other securities	604,712	3,398,185	2,793,472	462.0	1,889,059
2. Foreign exchange translation adjustment	114,349	75,989	(38,360)	(33.5)	168,892
Total revaluation and exchange differences, etc.	719,062	3,474,174	2,755,112	383.2	2,057,951
TOTAL NET ASSETS	18,069,518	22,844,120	4,774,602	26.4	19,693,567
TOTAL LIABILITIES AND NET ASSETS	32,875,672	42,505,599	9,629,927	29.3	32,342,216

(2) Consolidated Statements of Income (Summary)

(thousands of yen)

	Third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)	Third quarter ended December 31, 2007 (from April 1, 2007 to December 31, 2007)	Increase or decrease		Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
	Amount	Amount	Amount	Rate (%)	Amount
I. Sales	33,019,867	40,079,883	7,060,016	21.4	44,696,215
II. Cost of sales	27,762,113	34,028,768	6,266,654	22.6	37,867,342
Gross profit on sales	5,257,753	6,051,115	793,361	15.1	6,828,872
III. Selling, general and administrative expenses	2,870,921	3,262,751	391,830	13.6	3,908,054
Operating income	2,386,831	2,788,363	401,531	16.8	2,920,818
IV. Non-operating income	10,565	15,854	5,288	50.1	13,541
V. Non-operating expenses	32,803	106,427	73,624	224.4	65,158
Ordinary income	2,364,594	2,697,789	333,194	14.1	2,869,201
VI. Special income	36,258	1,156	(35,102)	(96.8)	36,258
VII. Special loss	50,000	112,374	62,374	124.7	50,000
Income before income taxes and others	2,350,853	2,586,571	235,717	10.0	2,855,460
Income tax expense	1,114,748	419,107	(695,641)	(62.4)	1,336,287
Net income	1,236,104	2,167,463	931,359	75.3	1,519,172

(3) Consolidated Statements of Changes in Shareholders' Equity, Etc. (Summary)

For the third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)

(thousands of yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the period					
Distribution of surplus*			(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)
Net income			1,236,104		1,236,104
Acquisition of treasury stock				(483)	(483)
Disposition of treasury stock			(6,911)	32,559	25,647
Changes in items other than shareholders' equity during the period – net					
Total changes during the period	-	-	773,609	32,075	805,684
Balance as of December 31, 2006	4,840,313	6,181,300	8,214,637	(1,885,796)	17,350,455

	Revaluation and exchange differences, etc.			
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	Total net assets
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the period				
Distribution of surplus *				(396,083)
Officers' bonuses *				(59,500)
Net income				1,236,104
Acquisition of treasury stock				(483)
Disposition of treasury stock				25,647
Changes in items other than shareholders' equity during the period – net	445,984	(16,082)	429,902	429,902
Total changes during the period	445,984	(16,082)	429,902	1,235,586
Balance as of December 31, 2006	604,712	114,349	719,062	18,069,518

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

For the third quarter ended December 31, 2007 (from April 1, 2007 through December 31, 2007)

(thousands of yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616
Changes during the period					
Distribution of surplus			(445,983)		(445,983)
Net income			2,167,463		2,167,463
Acquisition of treasury stock				(420)	(420)
Disposition of treasury stock			(3,578)	16,848	13,270
Changes in items other than shareholders' equity during the period – net					
Total changes during the period	-	-	1,717,902	16,427	1,734,330
Balance as of December 31, 2007	4,840,313	6,181,300	10,214,954	(1,866,621)	19,369,946

	Revaluation and exchange differences, etc.			Total net assets
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567
Changes during the period				
Distribution of surplus				(445,983)
Net income				2,167,463
Acquisition of treasury stock				(420)
Disposition of treasury stock				13,270
Changes in items other than shareholders' equity during the period – net	1,509,126	(92,903)	1,416,222	1,416,222
Total changes during the period	1,509,126	(92,903)	1,416,222	3,150,552
Balance as of December 31, 2007	3,398,185	75,989	3,474,174	22,844,120

For the year ended March 31, 2007 (from April 1, 2006 through March 31, 2007)

(thousands of yen)

	Shareholders' equity				
	Capital	Additional paid-in capital	Retained earnings	Treasury stock	Total shareholders' equity
Balance as of March 31, 2006	4,840,313	6,181,300	7,441,028	(1,917,871)	16,544,770
Changes during the year					
Distribution of surplus*			(396,083)		(396,083)
Officers' bonuses*			(59,500)		(59,500)
Net income			1,519,172		1,519,172
Acquisition of treasury stock				(815)	(815)
Disposition of treasury stock			(7,565)	35,637	28,072
Changes in items other than shareholders' equity during the year – net					
Total change during the year	-	-	1,056,023	34,822	1,090,845
Balance as of March 31, 2007	4,840,313	6,181,300	8,497,051	(1,883,049)	17,635,616

	Revaluation and exchange differences, etc.			
	Revaluation difference of other securities	Foreign exchange translation adjustment	Total revaluation and exchange differences, etc.	Total net assets
Balance as of March 31, 2006	158,728	130,432	289,160	16,833,931
Changes during the year				
Distribution of surplus*				(396,083)
Officers' bonuses*				(59,500)
Net income				1,519,172
Acquisition of treasury stock				(815)
Disposition of treasury stock				28,072
Changes in items other than shareholders' equity during the year – net	1,730,331	38,460	1,768,791	1,768,791
Total changes during the year	1,730,331	38,460	1,768,791	2,859,636
Balance as of March 31, 2007	1,889,059	168,892	2,057,951	19,693,567

* Item for the appropriation of retained earnings at the Ordinary General Meeting of Shareholders of the Company held in June 2006

(4) Consolidated Statements of Cash Flows (summary)

(thousands of yen)

	Third quarter ended December 31, 2006 (from April 1, 2006 to December 31, 2006)	Third quarter ended December 31, 2007 (from April 1, 2007 to December 31, 2007)	Year ended March 31, 2007 (from April 1, 2006 to March 31, 2007)
I. Cash flows from operating activities			
Income before income taxes and others	2,350,853	2,586,571	2,855,460
Depreciation	132,712	119,734	179,841
Amortization of long-term prepaid expenses	46,714	96,202	69,104
Decrease in allowance for doubtful receivables	(2,477)	(1,139)	(1,693)
Increase (decrease) in allowance for bonuses	(70,461)	(97,750)	39,310
Increase in allowance for officers' bonuses	48,753	55,275	-
Increase in trade accounts receivable	(7,720,020)	(8,182,464)	(4,527,485)
Increase in inventories	(1,669,282)	(703,499)	(1,387,331)
Increase (decrease) in trade accounts payable	280,760	(353,506)	1,597,354
Others	20,393	140,147	143,756
Subtotal	(6,582,054)	(6,340,428)	(1,031,683)
Interest and dividends received	4,582	12,185	7,886
Interest paid	(6,643)	(31,812)	(33,300)
Corporate income taxes paid	(1,110,207)	(944,105)	(1,111,455)
Corporate income taxes refunded	249,110	223,432	249,110
Net cash provided by (used in) operating activities	(7,445,212)	(7,080,728)	(1,919,442)
II. Cash flows from investing activities			
Purchase of tangible fixed assets	(37,715)	(90,310)	(49,856)
Purchase of intangible fixed assets	(111,237)	(71,879)	(114,430)
Purchase of investment securities	-	(110,800)	-
Sale of investment securities	31,656	8,541	31,968
Payment for long-term prepaid expenses	(375,714)	(1,071,038)	(529,699)
Payment of guarantee	(1,036)	(43,612)	(2,963)
Refund of guarantee	791	1,869	2,162
Refund premiums	1,352	2,997	2,351
Others	-	82	-
Net cash provided by (used in) investing activities	(491,904)	(1,374,149)	(660,468)
III. Cash flows from financing activities			
Net increase in short-term loans payable	7,000,000	8,000,000	1,000,000
Proceeds from long-term debts	-	-	2,000,000
Net decrease in treasury stock	25,163	12,849	27,256
Cash dividends paid	(393,267)	(441,720)	(393,952)
Net cash provided by (used in) financing activities	6,631,896	7,571,128	2,633,304
IV. Translation gain (loss) related to cash and cash equivalents	(1,765)	(26,492)	6,410
V. Net increase (decrease) in cash and cash equivalents	(1,306,986)	(910,242)	59,803
VI. Cash and cash equivalents at the beginning of the year	4,677,766	4,737,569	4,677,766
VII. Cash and cash equivalents at the end of the period (year)	3,370,780	3,827,327	4,737,569

(Translation)

February 4, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of Determination of the Matters Concerning the Acquisition by the Company of its Own Shares and Determination of the Matters Concerning the Cancellation by the Company of its Own Shares

(Acquisition by the Company of its own shares in accordance with its Articles of Incorporation pursuant to Article 165, paragraph 2 of the Corporation Law of Japan)

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on February 4, 2008, determined the matters concerning the acquisition by the Company of its own shares in accordance with Article 156 of the Corporation Law of Japan, applicable pursuant to Article 165, paragraph 3 of the said Law. Notice is also given that the Company determined that it would cancel the shares to be acquired in accordance with the determination of the matters concerning the acquisition by the Company of its own shares, as well as 700,000 shares of its treasury stock, pursuant to Article 178 of the Corporation Law of Japan, as described below:

Description

1. Reason for the acquisition and cancellation by the Company of its own shares:

The Company, which has recognized the enhancement of its enterprise value through sustained growth and the proper distribution of the results thereof to its shareholders as an important issue of management, makes an appropriation (distribution) of retained earnings while taking into consideration increasing internal reserves necessary to strengthen its

financial base and expand business. The Company has now determined to acquire and cancel its own shares to enhance capital efficiency and the per-share stock value.

2. Content of the matters concerning the acquisition:

(1)	Class of shares to be acquired:	Shares of common stock of the Company
(2)	Total number of shares to be acquired:	(Not exceeding) 350,000 shares (the ratio thereof to the total number of issued shares (excluding the shares of treasury stock): 1.4%)
(3)	Aggregate acquisition prices of shares:	(Not exceeding) ¥500,000,000
(4)	Acquisition period:	February 5, 2008 through March 10, 2008

3. Content of the matters concerning the cancellation (of shares to be acquired in accordance with the determination of the acquisition by the Company of its own shares):

(1)	Class of shares to be cancelled:	Shares of common stock of the Company
(2)	Total number of shares to be canceled:	Undecided
(3)	Scheduled date of cancellation:	March 31, 2008

4. Content of the matters concerning the cancellation (of the shares of treasury stock):

(1)	Class of shares to be cancelled:	Shares of common stock of the Company
(2)	Total number of shares to be canceled:	700,000 shares
(3)	Scheduled date of cancellation:	March 31, 2008

(For reference)

Shares of treasury stock of the Company as of February 4, 2008:

- Total number of issued shares (excluding the shares of treasury stock): 24,786,989 shares
- Number of shares of treasury stock: 1,152,228 shares

The Company will focus further efforts on management reforms and management efficiencies and distribute the results thereof to its shareholders and the community, whereby meeting their expectations.

- END -

(Translation)

February 4, 2008

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and CEO
(Representative Director)

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Tetsuo Hikawa
Director, Officer and General Manager of Corporate Control Division
(TEL 06-6399-2884)

Notice of Distribution of Retained Earnings

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held today, did not adopt a resolution for the distribution of retained earnings with the record date fixed on December 31, 2007, as described below:

Description

1. Content of dividends

	Amount determined	Most recent forecast of dividends (publicized on November 5, 2007)	Previous results (for the year ended March 31, 2007)
Record date	December 31, 2007	Same as on the left	March 31, 2007
Dividend per share	-	Undecided	¥18.00
Aggregate amount of dividends	-	-	¥445 million
Effective date	-	-	June 4, 2007
Source of dividends	-	-	Retained earnings

2. Reasons

To implement its dividend policy with agility, the Company has provided in its Articles of Incorporation that the Company can pay dividends with the record dates fixed on the ends of the first quarter, interim period and third quarter of each fiscal year. However, taking into consideration an anticipated increase in administrative expenses in paying dividends, the Company did not adopt a resolution for the distribution of retained earnings with the record date fixed on December 31, 2007. With regard to year-end dividends, which still remain undecided, the Company plans to pay around 30% of net income for the current year on a consolidated basis. Notice will be given immediately when they are determined.

Forecast of dividends:

	Dividend per share				
Record date	First quarter-end	Interim period-end	Third quarter-end	Year-end	Annual
Forecast of dividends				Undecided	Undecided
Results for the current year	-	-	-		
Results for the previous year (ended March 31, 2007)	-	-	-	¥18.00	¥18.00

- END -

END